UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A1
                                 Amendment No. 1

                   Under the Securities Exchange Act of 1934

                          INTERNATIONAL SPEEDWAY CORPORATION
                                  (Name of Issuer)

                         CLASS A COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                  460335201
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 November 14, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 12 Pages

13D/A1
CUSIP NO.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Labrador Partners L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       383,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       383,000
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               383,000
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.2%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                                PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 12 Pages
                                       <page


13D/A1
CUSIP No.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Farley Capital L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        51,100
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        51,100
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        51,100
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         1.0%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                         PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 12 Pages
                                    <page


13D/A1
CUSIP NO.  460335201
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Stephen L. Farley
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      434,100
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      434,100
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      434,100
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.2%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON*
                                        IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 12 Pages
                                    <page


ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 1 (the "Amendment") amends the statement on
Schedule 13D (the "Statement") as filed with the Securities and Exchange Commission (the "Commission") by persons named in Item 2 below on December 10, 1997 relating to the Class A common stock, par value $.01 per share ("Class A Common Stock"), of International Speedway Corporation, a Florida corporation (the "Issuer"), with its principal executive offices located at 1801 West International Speedway Blvd., Daytona Beach, Florida 32114.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

          This Amendment is filed jointly by (i) Labrador Partners L.P.("Labrador Partners"), with respect to shares of Class A Common Stock beneficially owned by it, (ii) Farley Capital L.P.("Farley Capital"), with respect to shares of Class A Common Stock held in discretionary accounts managed by it, and (iii) Stephen L. Farley ("Farley"), with respect to shares of Class A Common Stock beneficially owned by Labrador Partners and Farley Capital. The foregoing persons are hereinafter sometimes referred to as Reporting Persons.

                Labrador Partners L.P. is a Delaware limited partnership having its principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business of Labrador Partners L.P. is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account.

                Farley Capital L.P. is a Delaware limited partnership having its principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business of Farley Capital L.P. is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts.

                Stephen L. Farley is a U.S. citizen having his principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business activity of Mr. Farley is that of managing general partner of each of Labrador Partners, Farley Capital and Farley Associates L.P. ("Associates"). The principal business of Associates is as general partner of Labrador Partners.

          None of the persons referred to in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.






                                  Page 5 of 12 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate number of shares of Class A Common Stock purchased and the net investment cost of such Class A Common Stock is as follows:

                           Aggregate Number
                             of Shares of
Reporting Person          Class A Common Stock         Net Investment Cost

Labrador Partners L.P.          383,000                $8,291,077
Farley Capital L.P.              51,100                $1,109,712

          The Class A Common Stock purchased by Labrador Partners was purchased with its working capital. The Class A Common Stock purchased by Farley Capital was purchased with the investment capital of each discretionary account under its management.

          A portion of the Class A Common Stock beneficially owned by Labrador Partners and Farley Capital may be held in margin accounts at Goldman, Sachs & Co. which may, from time to time, have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin, if any, used with respect to the purchases of the Class A Common Stock. Currently, the interest rate charged on such margin accounts is 6.75% per annum.

ITEM 4.  PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the Class A Common Stock by the Reporting Persons is for investment. The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The following is the aggregate amount of Class A Common Stock that is beneficially owned by each Reporting Person:

                             Aggregate Number
                               of Shares of               Percentage of
Name                       Class A Common Stock        Class A Common Stock

Labrador Partners L.P.            383,000                      7.2%
Farley Capital L.P.                51,100                      1.0%


           Farley does not directly own any Class A Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Farley may be deemed an indirect beneficial owner of 434,100 shares of Class A Common Stock by virtue of his position as managing general partner of Labrador Partners (383,000 shares) and Farley Capital (51,100 shares).

                                 Page 6 of 12 Pages

          Associates does not beneficially own any Class A Common Stock.

  In the aggregate, the Reporting Persons beneficially own a total of 434,100 shares of Class A Common Stock, constituting approximately 8.2% of the outstanding shares of Class A Common Stock of the Issuer.

           The approximate aggregate percentage of Class A Common Stock reported beneficially owned by each person herein is based upon 5,293,551 Class A Common Stock shares outstanding, which is the total number of Class A shares of Common Stock outstanding as of August 31, 1997, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Commission for the quarter ended August 31, 1997 (which is the most recent Form 10-Q on file).

           (b) Each of Labrador Partners and Farley Capital have the power to vote and dispose of the shares of Class A Common Stock beneficially owned by them, which power may be exercised exclusively by Farley.

           (c) The trading dates, number of shares of Class A Common Stock purchased or sold and price per share for all transactions in the Class A Common Stock by Labrador Partners and Farley Capital from the 60th day prior to November 14, 1997 and from November 14, 1997 through December 10, 1997 are set forth in Schedule A and Schedule B hereof. All such transactions were open market transactions effected through over the counter transactions. During such period neither Farley nor Associates entered into any transactions in the Class A Common Stock.

           (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock.

           (e)   Not applicable.

                          *       *       *       *       *







                                 Page 7 of 12 Pages

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  December 10, 1997
         -----------

                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.




































                                 Page 8 of 12 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               -------------------

                      Transactions in the Class A Common Stock
                      ----------------------------------------



                                                    Price Per Share
          Date of           No. of Shares             (Excluding
        Transaction           Purchased               Commissions)
        -----------        ----------------         ---------------

         10/2/97              5,000                     $19.7500
         10/2/97              2,500                      19.7500
         10/3/97              4,000                      20.2500
         10/3/97              4,000                      20.3750
         10/3/97              6,000                      21.0000
         10/3/97              4,000                      21.0000
         10/6/97              3,000                      20.7500
         10/6/97              5,500                      20.7500
         10/6/97              5,000                      20.7500
         10/7/97              6,000                      20.9375
         10/7/97              3,000                      20.8750
         10/7/97              3,000                      20.8750
         10/7/97              5,000                      21.0000
         10/7/97              2,000                      20.8750
         10/7/97              2,000                      21.0000
         10/8/97              2,000                      21.5000
         10/8/97              2,000                      21.6250
         10/8/97              4,000                      21.8750
         10/8/97              3,000                      21.8750
         10/8/97              1,000                      21.7500
         10/8/97              5,000                      21.8750
         10/8/97              3,000                      21.8750
         10/9/97              3,000                      21.8750
         10/9/97              7,000                      21.6610
         10/10/97             3,000                      22.0000
         10/13/97             3,000                      22.0000
         10/13/97             4,000                      22.0000
         10/13/97             4,000                      22.0000
         10/13/97             3,000                      22.0000
         10/13/97             4,000                      22.0000
         10/14/97             5,000                      22.1250
         10/15/97             5,000                      22.0000
         10/15/97             4,000                      22.0000
         10/15/97             1,500                      22.0000
         10/16/97            20,000                      22.1250
         10/16/97             5,000                      21.9375
         10/20/97             1,000                      21.8750
         10/22/97             4,000                      21.0000
         10/22/97             5,500                      20.6250
         10/22/97             6,000                      20.6250


                                 Page 9 of 12 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               -------------------

                       Transactions in the Class A Common Stock
                       ----------------------------------------



                                                    Price Per Share
          Date of           No. of Shares             (Excluding
        Transaction           Purchased               Commissions)
        -----------        ----------------         ---------------


         10/23/97              3,000                     $20.5000
         10/24/97              4,000                      20.3750
         10/24/97              3,000                      20.3750
         10/27/97              4,000                      20.2500
         10/27/97              1,000                      19.6250
         10/27/97              4,000                      19.7500
         10/27/97              5,000                      19.8750
         10/28/97              2,000                      17.5000
         10/28/97              1,000                      18.1250
         10/28/97              3,000                      19.2500
         10/28/97              4,000                      19.2500
         10/30/97              2,500                      19.6250
         11/5/97               1,900                      21.3355
         11/5/97               8,300                      21.5000
         11/5/97               7,000                      21.5000
         11/7/97               2,700                      21.3750
         11/12/97              5,600                      20.0560
         11/14/97              6,000                      19.9375
         11/14/97              2,000                      20.1250
         11/14/97              3,000                      20.0000
         11/17/97              2,000                      20.1250
         11/18/97              2,000                      19.9375
         11/18/97              2,000                      20.0625
         11/18/97              3,000                      20.2500
         11/18/97              5,000                      20.2500
         11/18/97              2,000                      20.2500
         11/19/97             10,800                      20.4213
         11/19/97                200                      20.1250
         11/19/97              3,000                      20.7500
         11/26/97              3,000                      20.7500
         11/26/97              3,000                      20.5000
         11/26/97              3,000                      20.7500
         12/1/97               4,000                      21.5000
         12/1/97               1,000                      21.6250
         12/2/97               6,000                      22.1250
         12/2/97               3,000                      22.3750
         12/2/97               3,000                      22.2500
         12/2/97               4,000                      22.3750
         12/3/97               6,000                      22.9979


                               Page 10 of 12 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               -------------------

                      Transactions in the Class A Common Stock
                      ----------------------------------------


                                                    Price Per Share
          Date of           No. of Shares             (Excluding
        Transaction           Purchased               Commissions)
        -----------        ----------------         ---------------


         12/3/97               3,000                     $23.0000
         12/3/97               3,000                      23.0000
         12/3/97               5,000                      23.0750
         12/3/97               3,000                      23.7500
         12/3/97               1,000                      23.8750
         12/3/97               3,000                      24.0000
         12/3/97               3,000                      24.2500
         12/3/97              55,000                      24.1534

































                                 Page 11 of 12 Pages

                                   Schedule B
                                   ----------

                               Farley Capital L.P.
                               -------------------

                       Transactions in the Class A Common Stock
                       ----------------------------------------


                                                    Price Per Share
          Date of           No. of Shares             (Excluding
        Transaction           Purchased               Commissions)
        -----------        ----------------         ---------------

         10/13/97              2,000                     $22.2500
         10/14/97              2,000                      22.1250
         10/15/97              2,000                      22.1250
         10/16/97              5,400                      22.1250
         10/17/97              3,000                      22.0000
         10/21/97              2,000                      22.0000
         10/21/97              1,000                      21.8750
         10/27/97              4,000                      20.2500
         10/29/97              2,000                      20.0000
         10/30/97              2,700                      19.6250
         11/5/97               1,000                      21.3750
         11/14/97              3,000                      20.1250
         11/19/97              4,000                      20.7500
         11/19/97              3,000                      20.5000
         11/21/97              1,600                      21.5000
         11/28/97              1,000                      21.3750
         12/1/97               2,000                      21.8750
         12/4/97               7,200                      24.0000
         12/4/97               1,300                      24.0000
         12/4/97                 900                      24.0000




















                                 Page 12 of 12 Pages